UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

NOVATEL WIRELESS, INC.

(Exact Name of Registrant as Specified in Charter)

DELAWARE	000-31659	86-0824673
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

9645 Scranton Road, San Diego, CA	92121
(Address of Principal Executive Offices)	(Zip Code)

Catherine F. Ratcliffe	(858) 812-3400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

To comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, Novatel Wireless, Inc. (“Novatel Wireless”) evaluated its current product lines and determined that certain of its products contain tin, tungsten, tantalum and/or gold (3TG). The survey of our suppliers determined that our supply chain is DRC Conflict Undeterminable (as defined in the Rule) and as a result we have filed a Conflict Minerals Report.

Conflict Minerals Disclosure

A copy of Novatel Wireless’ Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at: www.novatelwireless.com/about/corporate-citizenship.

Item 1.02 Exhibit

Exhibit 1.02 - Conflict Minerals Report.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.02 - Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NOVATEL WIRELESS, INC.

(Registrant)

By:	/s/ Catherine F. Ratcliffe	May 30, 2014
	Catherine F. Ratcliffe Senior Vice President of Business Affairs & General Counsel	(Date)